Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2011		2012		2013
Fixed Charges:
Interest expense	$211,046		$224,720		$243,757
Capitalized interest	6,506		1,315		—
Portion of rent expense representative of interest	381		307		404
Total fixed charges	$217,933		$226,342		$244,161

Earnings:
Income from continuing operations before income taxes	$132,102		$40,713		$38,943
Fixed charges from above	217,933		226,342		244,161
Less capitalized interest from above	(6,506)		(1,315)		—
Amortization of capitalized interest	597		800		800
Earnings (as defined)	$344,126		$266,540		$283,904

Ratio of earnings to fixed charges	1.58	x	1.18	x	1.16	x